  SCHEDULE 13G
  CUSIP NO. 71940B208                                          PAGE 1 OF 9 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                Photoworks, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    71940B208
                                 (CUSIP Number)

                                 October 9, 2006
             (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

  [ ]  Rule 13d-1(b)

  [X]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Alexandra Global Master Fund Ltd.
     98-0448776
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,857,143 shares of Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          -0-
    WITH:      -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Alexandra Investment Management, LLC
     13-4092583
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,857,143 shares of Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          -0-
    WITH:      -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

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SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 4 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mikhail A. Filimonov
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,857,143 shares of Common Stock (See Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          -0-
    WITH:      -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

               2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,857,143 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

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SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 5 OF 9 PAGES


Item 1(a). Name of Issuer:

     Photoworks, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     71 Columbia Street
     Seattle, WA 98104

Item 2(a). Names of Persons Filing:

     Alexandra Global Master Fund Ltd. ("Alexandra")
     Alexandra Investment Management, LLC ("Management")
     Mikhail A. Filimonov ("Filimonov")

Item 2(b). Address of Principal Business Office:

     Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
     Management - 767 Third Avenue, 39th Floor, New York, New York 10017 Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c). Place of Organization or Citizenship:

     Alexandra - British Virgin Islands
     Management - Delaware
     Filimonov - U.S.

Item 2(d). Title of Class of Securities:

     Common Stock, $.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e). CUSIP Number: 71940B208

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4. Ownership:

     (a)  Amount Beneficially Owned:

          Alexandra: 2,857,143 shares*
          Management: 2,857,143 shares*
          Filimonov: 2,857,143 shares*

     (b)  Percent of Class:

          Alexandra: 7.6%*
          Management: 7.6%*
          Filimonov: 7.6%*

          (Based on 37,577,657 shares of Common Stock outstanding, as of October 9, 2006 (consisting of 19,794,672 shares of Common Stock outstanding as of

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  SCHEDULE 13G
  CUSIP NO. 71940B208                                          PAGE 6 OF 9 PAGES


          June 30, 2006, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 plus 17,782,985 shares of Common Stock issued on October 9, 2006, as reported by the Issuer in the Issuer's Current Report on Form 8-K, filed on October 10, 2006))

     (c)  Number of Shares as to which the Person has:

          (i)  sole power to vote or to direct the vote

               -0-

          (ii) shared power to vote or to direct the vote:

               2,857,143 shares of Common Stock*

          (iii) sole power to dispose or to direct the disposition of

               -0-

          (iv) shared power to dispose or to direct the disposition of

               2,857,143 shares of Common Stock*

* The amounts reported as beneficially owned exclude certain shares of Common Stock that Alexandra has the right to acquire upon exercise of a Warrant to purchase Common Stock (the "Warrant"). The Warrant contains limitations on the exercise thereof which make the Warrant unexercisable to the extent the holder would upon exercise, beneficially own more than 4.999% of the Common Stock. The amount reported as beneficially owned is based on such limitations. In the absence of such limitations, the number of shares of Common Stock which Alexandra would have the right to acquire upon exercise of the Warrant would be 714,286 shares and the number of shares of Common Stock that Alexandra would be deemed to beneficially own would be 3,571,429 shares of Common Stock representing 9.3% of the Class.

  Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

  Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

  Item 5. Ownership of Five Percent or Less of a Class:

       Not applicable

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SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 7 OF 9 PAGES


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

     Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable

Item 8. Identification and Classification of Members of the Group:

     Not applicable

Item 9. Notice of Dissolution of Group:

     Not applicable

Item 10. Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of October 18, 2006, by and among Alexandra, Management and Filimonov.

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SCHEDULE 13G
CUSIP NO. 71940B208                                            PAGE 8 OF 9 PAGES


                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: October 18, 2006

                                        ALEXANDRA GLOBAL MASTER FUND LTD.

                                        By: ALEXANDRA INVESTMENT MANAGEMENT,
                                            LLC, its Investment Advisor


                                        By: /s/ Mikhail A. Filimonov
                                            ------------------------------------
                                            Mikhail A. Filimonov
                                        Title: Managing Member


                                        ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                        By: /s/ Mikhail A. Filimonov
                                            ------------------------------------
                                            Mikhail A. Filimonov
                                        Title: Managing Member


                                        /s/ Mikhail A. Filimonov
                                        ----------------------------------------
                                        Mikhail A. Filimonov